Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three and Six Months Ended June 30, 2018

CALGARY, July 30, 2018 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to report operating and condensed financial results for the three and six months ended June 30, 2018.

The unaudited financial statements and management discussion and analysis for the three and six months ended June 30, 2018, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

  On May 28, 2018, Vermilion acquired all of the issued and outstanding common shares of Spartan Energy Corp. ("Spartan"), a publicly traded southeast Saskatchewan oil producer. Total consideration for the acquisition was $1.4 billion consisting of the issuance of 27.9 million Vermilion common shares valued at approximately $1.2 billion (based on the closing price per Vermilion common share of $44.30 on the Toronto Stock Exchange on May 28, 2018) and the assumption of approximately $175 million of Spartan's outstanding debt at the time the transaction closed.
  Q2 2018 production increased by 15% from the prior quarter to 80,625 boe/d. The increase was primarily due to the Spartan acquisition and production added from our Q1 2018 drilling program.
  Fund flows from operations ("FFO") for Q2 2018 was $193 million ($1.43/basic share(1)), an increase of 23% from the prior quarter driven by higher production volumes and higher commodity prices, partially offset by hedging losses. Year-over-year, FFO increased 31% as compared to Q2 2017 on higher production and commodity prices.
  In Canada, production averaged 43,817 boe/d in Q2 2018, representing a 37% increase from the previous quarter primarily due to the Spartan acquisition. Production also benefited from our successful Q1 drilling program and less weather-related downtime and planned maintenance on third party infrastructure as compared to Q1 2018.
  In France, Q2 2018 production averaged 11,683 boe/d, an increase of 6% from the prior quarter. The increase was primarily due to production additions following the completion of our Q1 2018 drilling program in the Neocomian and Champotran fields and several workovers performed during the first half of the year.
  In the Netherlands, production averaged 7,335 boe/d in Q2 2018, which was down 3% from the prior quarter. Subsequent to the end of the second quarter, we received approval for the production permit on the Eesveen-02 well. The well is expected to come on production in mid-August 2018.
  In Ireland, production averaged 57 mmcf/d (9,426 boe/d) in Q2 2018, a 7% decrease from the prior quarter due to natural declines and minor plant downtime related to external electricity supply issues. We continue to work closely with Canada Pension Plan Investment Board ("CPPIB") and Shell on the transition of ownership and operations of Corrib from Shell to CPPIB and Vermilion. Transition has progressed well with all technical aspects being ready. We now anticipate receiving final approvals from the necessary authorities and closing of the transaction in the second half of 2018. Although this closing date is later than our original expectation, and will have a modest impact on our booked production, Vermilion will still benefit from all interim period cash flows between January 1, 2017 and closing as a reduction of purchase price.
  We have elected to accelerate our originally planned 2019 Australia two-well drilling campaign into Q4 2018. Although this will not contribute production in 2018, it will save approximately $12 million in capital compared to drilling in 2019 and guard against a potential rebound in offshore service costs.
  As a result of the accelerated Australia drilling program, combined with minor capital increases driven by changes in foreign exchange rates as compared to our original budget, we are increasing our 2018 capital budget by $70 million to $500 million. Based on the forward commodity strip, we expect to fully fund this revised capital program and our dividend with internally generated FFO, resulting in a total payout ratio of 90%, even after accounting for the increased Australian capital investment in 2018.
  Vermilion's MSCI ESG rating was recently re-affirmed as "A" for 2018 and our Governance Metrics score ranked in the top decile globally marking the second consecutive year Vermilion has scored an "A" rating. Vermilion also scored 82 out of 100 on the annual ratings conducted by Sustainalytics, ranking at the top of our peer group.

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.

($M except as indicated)	Q2 2018	Q1 2018	Q2 2017	YTD 2018	YTD 2017
Financial
Petroleum and natural gas sales	394,498	318,269	271,391	712,767	532,992
Fund flows from operations	192,990	157,480	147,123	350,470	290,557
Fund flows from operations ($/basic share) (1)	1.43	1.29	1.22	2.73	2.43
Fund flows from operations ($/diluted share) (1)	1.41	1.27	1.20	2.69	2.39
Net (loss) earnings	(60,224)	25,139	48,264	(35,085)	92,804
Net (loss) earnings ($/basic share)	(0.45)	0.21	0.40	(0.27)	0.78
Capital expenditures	80,129	128,618	58,875	208,747	154,764
Acquisitions	1,468,645	93,078	993	1,561,723	3,613
Asset retirement obligations settled	2,626	3,591	2,120	6,217	4,369
Cash dividends ($/share)	0.690	0.645	0.645	1.290	1.335
Dividends declared	98,604	79,005	77,858	154,451	177,609
% of fund flows from operations	51%	50%	53%	51%	53%
Net dividends (1)	78,629	59,364	48,617	89,704	137,993
% of fund flows from operations	41%	38%	33%	39%	31%
Payout (1)	161,384	191,573	109,612	248,837	352,957
% of fund flows from operations	84%	122%	75%	101%	86%
Net debt	1,787,603	1,514,645	1,314,766	1,787,603	1,314,766
Ratio of net debt to annualized fund flows from operations	2.3	2.4	2.2	2.6	2.3
Operational
Production
Crude oil and condensate (bbls/d)	34,574	27,008	28,525	30,812	27,683
NGLs (bbls/d)	5,651	5,126	3,821	5,390	3,260
Natural gas (mmcf/d)	242.40	228.20	209.36	235.34	209.71
Total (boe/d)	80,625	70,167	67,240	75.425	65.896
Average realized prices
Crude oil and condensate ($/bbl)	87.50	80.03	64.35	84.32	66.25
NGLs ($/bbl)	26.06	25.37	20.98	25.73	22.28
Natural gas ($/mcf)	4.77	5.81	4.75	5.27	5.18
Production mix (% of production)
% priced with reference to WTI	29%	21%	20%	25%	19%
% priced with reference to AECO	26%	26%	24%	26%	23%
% priced with reference to TTF and NBP	24%	29%	28%	26%	30%
% priced with reference to Dated Brent	21%	24%	28%	23%	28%
Netbacks ($/boe)
Operating netback (1)	32.85	31.05	28.72	32.01	30.08
Fund flows from operations netback	26.29	25.29	23.66	25.81	24.63
Operating expenses	10.82	10.99	10.14	0.01	0.01
Average reference prices
WTI (US $/bbl)	67.88	62.87	48.28	65.37	50.10
Edmonton Sweet index (US $/bbl)	62.43	56.98	46.03	59.70	47.20
Dated Brent (US $/bbl)	74.35	66.76	49.83	70.55	51.81
AECO ($/mmbtu)	1.18	2.08	2.78	1.63	2.74
NBP ($/mmbtu)	9.42	9.96	6.52	9.69	7.26
TTF ($/mmbtu)	9.50	9.59	6.74	9.54	7.21
Average foreign currency exchange rates
CDN $/US $	1.29	1.26	1.34	1.28	1.33
CDN $/Euro	1.54	1.55	1.48	1.55	1.44
Share information ('000s)
Shares outstanding - basic	152,363	122,769	120,947	152,363	120,947
Shares outstanding - diluted (1)	155,355	125,794	123,794	155,355	123.794
Weighted average shares outstanding - basic	134,603	122,390	120,514	128,531	119,578
Weighted average shares outstanding - diluted (1)	136,559	124,304	122,660	130,224	121,488

(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "NON-GAAP FINANCIAL MEASURES" section of Management's Discussion and Analysis.

Message to Shareholders

During the second quarter, we completed the $1.4 billion acquisition of Spartan Energy Corp., a publicly traded southeast Saskatchewan oil producer.  This was the largest acquisition in the history of our company.  We are extremely pleased to bring the former Spartan employees and assets into the Vermilion family.  The integration of both the assets and employees has progressed very well, and we have no doubt that each new employee will make a meaningful contribution to our future success.  The transaction significantly increases our presence in the desirable operating jurisdiction of southeast Saskatchewan, while increasing our exposure to high netback light oil in a highly advantaged product marketing setting.  While the development plans for the balance of the year will largely align with the capital program Spartan previously had in place, we have already identified additional future development and production optimization opportunities across the asset base, along with a number of cost savings opportunities.  Following the full integration of the Spartan assets, Vermilion will have an established production base of approximately 100,000 boe/d with the capability of generating over $1.2 billion of FFO based on an annualized estimate for Q4 2018 at the strip.  We expect the Spartan acquisition to enhance our ability to execute our self-funded growth and income business model, while increasing our capital markets market scale.

We achieved quarter-over-quarter production growth of 15%, or 5% on a per share basis, largely driven by the Spartan acquisition and organic growth in Canada, France and the US following our first quarter 2018 drilling programs in these countries.  Production was down slightly in our other business units primarily due to a combination of natural decline, maintenance and third-party facility downtime.  For the remainder of the year, we expect production to increase in most business units due to lower downtime and, in some cases, regulatory approvals.

Oil prices strengthened by over 10% in Canadian dollar terms during the second quarter of 2018, contributing to a 23% increase in FFO relative to the prior quarter. The combination of higher oil prices and a weaker Canadian dollar provides significant leverage to our FFO and free cash flow(1) ("FCF") as the majority of our costs, capital investments and dividends are paid in Canadian dollars.

We have increased our 2018 capital budget by $70 million to $500 million to take advantage of cost savings associated with accelerating our Australia drilling program, and to account for minor capital increases in other business units mainly due to changes in foreign exchange rates as compared to our original budget.  We had originally planned to drill two wells in Australia in 2019, but have identified an opportunity to save approximately $12 million by drilling them in Q4 2018.  In addition, we have also reallocated some capital and revised the production mix between business units to account for permitting delays in the Netherlands.  Our 2018 corporate production guidance remains unchanged at 86,000 to 90,000 boe/d, as we remain on track to achieve this target with an anticipated exit rate in excess of 100,000 boe/d. The change in capital allocation and production split across business units can be found in our updated corporate presentation located on our website.

In conjunction with the Spartan acquisition, we announced the elimination of the discount associated with our dividend reinvestment program ("DRIP") effective with the June 2018 dividend payable in July 2018.  The DRIP participation rate for the July dividend payment dropped to 5%, compared to approximately 25% previously, resulting in significantly less proceeds and equity issuance from this program.  We anticipate the participation rate to remain at about 5% in the future.  Based on the forward commodity strip, we expect to fully fund our revised capital program and our dividend with internally generated FFO, resulting in a total payout ratio of 90%.

Q2 2018 Operations Review

Europe

In France, Q2 2018 production averaged 11,683 boe/d, an increase of 6% from the prior quarter. The increase was primarily due to production additions following the completion of our Q1 2018 drilling program in the Neocomian and Champotran fields. Production also benefited from less well downtime compared to the previous quarter, in addition to the successful execution of several workovers performed during the first half of the year.

In the Netherlands, Q2 2018 production averaged 7,335 boe/d, which was down 3% from the prior quarter.  Activity during the second quarter was focused on maintenance, well workovers, permitting and evaluation of 3D seismic acquired last year.  We have completed an initial assessment of the 3D seismic data and have identified 15 future drilling prospects, the majority of which can be reached from existing wellsites.  Subsequent to the end of the second quarter, we received regulatory approval for the production plan for the Eesveen-02 well.  This well produced at approximately 10 mmcf/d net to Vermilion during its extended production test last fall, and is expected to come on production in mid-August 2018.  We continue to pursue permitting of our planned three well (1.5 net) drilling program included in our original 2018 budget.  However, we believe delays in the permitting process, largely driven by regulatory bandwidth being consumed by the response to seismicity in the Groningen field, will push these wells out of this budget year.  More broadly, the Ministry of Economic Affairs recently published a policy letter reiterating its support for Small Fields development in the Netherlands.  We have detailed in our corporate presentation a new drilling schedule for the Netherlands, which takes into account regulatory delays in the near term, as well as our long-term plan for more time-efficient well proposals by utilizing a greater proportion of long reach wells to access new pools.  This schedule anticipates increasing the pace of our permitting and drilling activities in the Netherlands over time and continuing to grow our production base in this high-netback business unit.

In Ireland, production from Corrib averaged 57 mmcf/d (9,426 boe/d) in Q2 2018, a 7% decrease from the prior quarter due to natural declines and minor plant downtime related to external electricity supply issues.  Production declines were consistent with our numerical simulation of reservoir performance.  We made significant progress on activities associated with the transition of ownership and operatorship from Shell to CPPIB and Vermilion.  The transition has progressed well with all technical aspects being ready.  We now anticipate receiving final approvals from the necessary authorities and closing of the transaction in the second half of 2018.  Although this closing date is later than our original expectation, and will have a modest impact on our booked production from Ireland, Vermilion will still benefit from all interim period cash flows between January 1, 2017 and closing as a reduction of purchase price.

In Germany, production in Q2 2018 averaged 3,447 boe/d, a decrease of 9% from the previous quarter.  The decrease was primarily due to downtime at a non-operated gas processing facility resulting in 22 days of downtime during the quarter.  A portion of the volumes were brought back on-line mid-June; however, approximately two-thirds of the volumes affected by the downtime are not anticipated to come back on-line until later in the third quarter of 2018.  Our capital activity in Germany continues to focus on well workover and optimization projects on our operated assets and planning activities related to the Burgmoor Z5 well (46% working interest) to be drilled in early 2019.

In Hungary, activity during the second quarter of 2018 was primarily focused on preparations to bring our first exploratory well in the South Battonya concession, the Mh-Ny-07 well (100% working interest), on production during Q3 2018.  Work on pipeline and facility tie-in continues, and we anticipate bringing the well on production during August 2018.  Permitting activities have been initiated in preparation for the drilling of our second commitment well in the South Battonya concession in 2019.  In Croatia, we completed the first phase of our 2D seismic data acquisition, which revealed positive results on the 150 km of data obtained to date.  We have also begun permitting and planning activities in Croatia and Slovakia in preparation for our 2019 drilling campaigns.

North America

In Canada, production averaged 43,817 boe/d in Q2 2018, representing a 37% increase from the previous quarter primarily due to the production contribution from the Spartan acquisition.  Production also benefited from our successful Q1 drilling program and less weather-related downtime and planned maintenance on third party infrastructure as compared to Q1 2018.  We drilled or participated in 18 (16.2 net) wells and brought on production nine (7.9 net) wells in Q2 2018.  The majority of the drilling activity in the quarter occurred on the acquired Spartan assets, with 17 (15.2 net) of the 18 wells drilled in Canada coming from the inventory we acquired from Spartan.  We currently have 4 rigs operating on the acquired Spartan assets and one rig operating on our legacy southeast Saskatchewan assets, along with one rig operating in Alberta.

In the United States, Q2 2018 production averaged 784 boe/d, an increase of 27% from the prior quarter primarily due to the contribution from two (2.0 net) of the five (5.0 net) wells drilled in Q1 2018 and resumption of gas sales following the restart of a third-party gas facility in mid-Q1 2018.  The two wells placed on production averaged peak 30-day production rates of 280 boe/d per well (84% oil).  Two (2.0 net) wells are in the process of being completed and one (1.0 net) well was shut-in after initial testing due to uneconomic production levels.

Australia

In Australia, production averaged 4,132 bbl/d in Q2 2018, representing a 17% decrease from the previous quarter primarily due to downtime associated with well workover activity to optimize electrical submersible pump completions.  These maintenance activities have been completed and we expect to recover this production during the second half of the year.  Other activity during the second quarter was focused on preparing for our next drilling program.  We have elected to accelerate our originally planned 2019 Australia drilling campaign into Q4 2018.  There are several significant advantages to conducting this activity ahead of our original schedule.  First, a suitable rig is now working for another operator on the northwest shelf, while there is no assurance that such a rig could be mobilized at reasonable cost in 2019.  Second, the presence of the rig generates economies in mobilization and demobilization, support vessels and other services.  Third, offshore services are already tightening, and the potential for higher services costs exists in 2019.  Finally, engaging the rig that is currently operating on the northwest shelf should ensure that our wells are completed before the onset of cyclone season in Q1 2019.  Although the early drilling is not expected to contribute production in 2018, it will save approximately $12 million in capital compared to drilling in 2019 (even assuming no rebound in offshore services prices in 2019).  The total estimated cost for the two-well program is approximately $65 million.

Environmental, Social and Governance ("ESG")

Vermilion's MSCI ESG rating was recently re-affirmed as "A" for 2018, marking the second consecutive year Vermilion has scored at this level, and our Governance Metrics score ranked in the top decile globally.  Vermilion also scored 82 out of 100 on the annual ratings conducted by Sustainalytics, ranking at the top of our peer group.  Sustainalytics rates the sustainability of participating companies based on their environmental, social and governance performance.  Both of these ratings are a product of our commitment to maintaining leadership in sustainability and ESG performance.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of cash flows, providing additional certainty with regards to the execution of our dividend and capital programs.  In aggregate, we currently have 40% of our expected net-of-royalty production hedged for 2018.  These hedges include both swaps and collars.  Our diversified commodity mix, including more than a one-third cash flow contribution from relatively high-priced European natural gas, gives us unique flexibility in managing our individual commodity exposures.  Based on the current level and term structures in the oil, North American gas and European gas forward curves, we have elected to lock down a greater percentage of our gas exposures, particularly for European gas.  We have currently hedged 66% of anticipated European natural gas volumes for 2018.  In view of the compelling longer-term forward market for European gas we have also hedged 54% and 27% of our anticipated 2019 and 2020 volumes at prices which should provide for strong project economics and free cash flows.  In addition, we have hedged 32% of anticipated North American gas volumes for 2018.  In view of backwardation in the oil forward markets, we are keeping oil hedges shorter-term, with 24% hedged for the second half of this year.  At present, our philosophy is to maintain greater torque to longer-term oil prices, with only 7% of our expected oil production hedged for 2019.  We will continue to add to our hedge positions in all products as suitable opportunities arise.

Board of Directors

Vermilion is pleased to announce the appointment of Ms. Carin Knickel to the Board of Directors, effective August 1, 2018.  Ms. Knickel brings over 39 years of experience in human resources, business development and crude oil and natural gas marketing.  She currently serves on the boards of Hudbay Minerals Inc, Whiting Petroleum Corporation and the National MS Society (Colorado/Wyoming Chapter).  Prior to joining these boards, Ms. Knickel worked at ConocoPhillips for 33 years, where she held a variety of leadership positions globally across several business lines, most recently as the Corporate Vice President of Global Human Resources.  She has a BSc - Business, Marketing from the University of Colorado at Boulder and an MSc - Sloan Fellowship, Management from the Massachusetts Institute of Technology.

(signed "Anthony Marino")

Anthony Marino
President & Chief Executive Officer
July 27, 2018

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis

2018 Guidance

On October 30, 2017, we released our 2018 capital expenditure guidance of $315 million and associated production guidance of between 74,500 to 76,500 boe/d.  On January 15, 2018, we increased our capital expenditure guidance to $325 million and production guidance to between 75,000 to 77,500 boe/d to reflect the post-closing impact of the acquisition of a private southeast Saskatchewan and southwest Manitoba light oil producer.  On April 16, 2018, we increased our capital expenditure guidance to $430 million and production guidance to between 86,000 to 90,000 boe/d to reflect the post-closing impact of the acquisition of Spartan Energy Corp.  On July 30, 2018, we increased our capital expenditure guidance to $500 million to reflect the acceleration of our Australia drilling campaign into Q4 2018, and to a lesser extent to account for the impact of foreign exchange fluctuations on our Canadian dollar capital levels.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2018 Guidance
2018 Guidance	October 30, 2017	315	74,500 to 76,500
2018 Guidance	January 15, 2018	325	75,000 to 77,500
2018 Guidance	April 16, 2018	430	86,000 to 90,000
2018 Guidance	July 30, 2018	500	86,000 to 90,000

Conference Call and Audio Webcast Details

Vermilion will discuss these results in a conference call on Monday, July 30, 2018 at 9:00 AM MST (11:00 AM EST).  To participate, you may call 1-888-231-8191 (Canada and US Toll Free) or 1-647-427-7450 (International and Toronto Area).  A recording of the conference call will be available for replay by calling 1-855-859-2056 and using conference ID 8229598 from July 30, 2018 at 12:00 PM MST to August 13, 2018 at 9:59 PM MST.

You may also access the audio webcast at https://event.on24.com/wcc/r/1782675/5DC6DC44C8A4F63A0B7186B3D7113224.  The webcast link can be found on Vermilion's website at http://www.vermilionenergy.com/ir/eventspresentations.cfm under Upcoming Events.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors. Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia. Vermilion currently holds an 18.5% working interest in the Corrib gas field in Ireland. Vermilion pays a monthly dividend of Canadian $0.23 per share, which provides a current yield of approximately 5.5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

View original content with multimedia:http://www.prnewswire.com/news-releases/vermilion-energy-inc-announces-results-for-the-three-and-six-months-ended-june-30-2018-300688186.html

SOURCE Vermilion Energy Inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/July2018/30/c4909.html

%CIK: 0001293135

For further information: please contact: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Lars Glemser, C.A., Vice President & CFO; and/or Kyle Preston, Director Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 30-JUL-18